Zion	Eugene Soltero
Oil & Gas	Chief Executive Officer

September 13, 2006

Mr. Jason Wynn
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE: Zion Oil & Gas, Inc.
Registration Statement on Form SB-2/A, Amendment #5
Filed on August 18, 2006
Commission File No. 333-131275

Dear Sir:

In connection with the above referenced Registration Statement, we hereby request that the effective date of such Registration Statement be accelerated so that it shall be declared effective at 5:00 PM Eastern Daylight Time on September 15, 2006 or as soon thereafter as practicable.

Thank you for your consideration.

Sincerely yours,

ZION OIL & GAS, INC.

/s/ Eugene A. soltero

Eugene A. Soltero
Chief Executive Officer

cc: Mr. Roger Schwall, Assistant Director, Division of Corporate Finance

Mr. Bryan Fischer, American Stock Exchange

Mr. Michael Zarraga, Network 1 Financial Securities, Inc.

Ms. Alice A. Waters, Esq.